UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Project Energy Reimagined Acquisition Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G72556106
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G72556106	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Smilodon Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 5,272,698 (1)(2)(3)
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 5,272,698 (1)(2)(3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,272,698 (1)(2)(3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.2% (4)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	The reported securities are held directly by Smilodon Capital, LLC (the “Sponsor”) and indirectly by Admit Capital, LLC (“Admit Capital”), as the manager of the Sponsor, and Srinath Narayanan, as the manager of Admit Capital. By virtue of these relationships, each of Admit Capital and Mr. Narayanan may be deemed to share beneficial ownership of the reported securities. Each of Admit Capital and Mr. Narayanan disclaims beneficial ownership of such securities except to the extent of its or his pecuniary interest therein.

(2)	The Sponsor initially held 5,272,698 Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”), of Project Energy Reimagined Acquisition Corp. (the “Issuer”), which were automatically convertible into Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of the Issuer concurrently with or immediately following the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-254695) (the “Registration Statement”). On August 1, 2023, the Issuer’s shareholders approved an amendment to the Issuer’s amended and restated articles of association to allow holders of Class B Ordinary Shares to effect the conversion of Class B Ordinary Shares to Class A Ordinary Shares, at their option, prior to the time of the Issuer’s initial business combination. Following such approval, on August 1, 2023, the Sponsor elected to convert 5,272,697 Class B Ordinary Shares to Class A Ordinary Shares. As a result of such conversion, the Sponsor currently holds 5,272,697 Class A Ordinary Shares and one Class B Ordinary Share.

(3)	Excludes 8,425,532 Class A Ordinary Shares issuable upon the exercise of 8,425,532 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Registration Statement.

(4)	Based on 17,473,772 Class A Ordinary Shares and one Class B Ordinary Share issued and outstanding as of November 20, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2023.

CUSIP No. G72556106	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Admit Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 5,272,698 (1)(2)(3)
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 5,272,698 (1)(2)(3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,272,698 (1)(2)(3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.2% (4)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	The reported securities are held directly by the Sponsor and indirectly by Admit Capital, as the manager of the Sponsor, and Srinath Narayanan, as the manager of Admit Capital. By virtue of these relationships, each of Admit Capital and Mr. Narayanan may be deemed to share beneficial ownership of the reported securities. Each of Admit Capital and Mr. Narayanan disclaims beneficial ownership of such securities except to the extent of its or his pecuniary interest therein.

(2)	The Sponsor initially held 5,272,698 Class B Ordinary Shares of the Issuer, which were automatically convertible into Class A Ordinary Shares of the Issuer concurrently with or immediately following the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as described under the heading “Description of Securities” in the Registration Statement. On August 1, 2023, the Issuer’s shareholders approved an amendment to the Issuer’s amended and restated articles of association to allow holders of Class B Ordinary Shares to effect the conversion of Class B Ordinary Shares to Class A Ordinary Shares, at their option, prior to the time of the Issuer’s initial business combination. Following such approval, on August 1, 2023, the Sponsor elected to convert 5,272,697 Class B Ordinary Shares to Class A Ordinary Shares. As a result of such conversion, the Sponsor currently holds 5,272,697 Class A Ordinary Shares and one Class B Ordinary Share.

(3)	Excludes 8,425,532 Class A Ordinary Shares issuable upon the exercise of 8,425,532 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Registration Statement.

(4)	Based on 17,473,772 Class A Ordinary Shares and one Class B Ordinary Share issued and outstanding as of November 20, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 20, 2023.

CUSIP No. G72556106	13G	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS Srinath Narayanan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 5,272,698 (1)(2)(3)
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 5,272,698 (1)(2)(3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,272,698 (1)(2)(3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.2% (4)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The reported securities are held directly by the Sponsor and indirectly by Admit Capital, as the manager of the Sponsor, and Srinath Narayanan, as the manager of Admit Capital. By virtue of these relationships, each of Admit Capital and Mr. Narayanan may be deemed to share beneficial ownership of the reported securities. Each of Admit Capital and Mr. Narayanan disclaims beneficial ownership of such securities except to the extent of its or his pecuniary interest therein.

(2)	The Sponsor initially held 5,272,698 Class B Ordinary Shares of the Issuer, which were automatically convertible into Class A Ordinary Shares of the Issuer concurrently with or immediately following the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as described under the heading “Description of Securities” in the Registration Statement. On August 1, 2023, the Issuer’s shareholders approved an amendment to the Issuer’s amended and restated articles of association to allow holders of Class B Ordinary Shares to effect the conversion of Class B Ordinary Shares to Class A Ordinary Shares, at their option, prior to the time of the Issuer’s initial business combination. Following such approval, on August 1, 2023, the Sponsor elected to convert 5,272,697 Class B Ordinary Shares to Class A Ordinary Shares. As a result of such conversion, the Sponsor currently holds 5,272,697 Class A Ordinary Shares and one Class B Ordinary Share.

(3)	Excludes 8,425,532 Class A Ordinary Shares issuable upon the exercise of 8,425,532 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities” in the Registration Statement.

(4)	Based on 17,473,772 Class A Ordinary Shares and one Class B Ordinary Share issued and outstanding as of November 20, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 20, 2023.

CUSIP No. G72556106	13G	Page 5 of 6 Pages

Amendment No. 1 to Schedule 13G

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13G (the “Original Schedule 13G”) filed on February 11, 2022 with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of Smilodon Capital, LLC (the “Sponsor”), Admit Capital, LLC (“Admit Capital”) and Srinath Narayanan (collectively, the “Reporting Persons”), with respect to the Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of Project Energy Reimagined Acquisition Corp., a Cayman Islands exempted company (the “Issuer”) (the Original Schedule 13G, as amended by this Amendment No. 1, the “Schedule 13G”). Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13G.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Item 1(b) of the Schedule 13G is hereby amended and restated in its entirety as follows:

1280 El Camino Real, Suite 200
Menlo Park, California 94025

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Item 2(b) of the Schedule 13G is hereby amended and restated in its entirety as follows:

The principal business address of each of the Reporting Persons is 1280 El Camino Real, Suite 200, Menlo Park, California 94025.

Item 2(d).	Title of Class of Securities:

Item 2(d) of the Schedule 13G is hereby amended and restated in its entirety as follows:

Class A Ordinary Shares, par value $0.0001 per share

Item 4.	Ownership.

Item 4 of the Schedule 13G is hereby amended and restated in its entirety as follows:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page of this Amendment No. 1 for each Reporting Person and is incorporated herein by reference for each Reporting Person.

CUSIP No. G72556106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

SMILODON CAPITAL, LLC

By:	Admit Capital, LLC, its manager

By:	/s/ Srinath Narayanan
Name:	Srinath Narayanan
Title:	Manager

Admit Capital, LLC

By:	/s/ Srinath Narayanan
Name:	Srinath Narayanan
Title:	Manager

/s/ Srinath Narayanan
Srinath Narayanan